EVERGREEN
EVERGREEN MARINE CORP. (TAIWAN) LTD.
166, SEC. 2, MINSHENG E. ROAD, 104, TAIPEI, TAIWAN, R.O.C.
TEL: (02 - 25057766 (10 LINES)
TELEX: 11436 EVERMARINE, 21567 EVERMARINE

[redacted]

09045192

082-04420

January 23, 2009

Division of Corporation Finance,
Securities and Exchange Commission,
450 Fifth Street, N.W.,
Washington, D.C.20549

Re: The information required by Rule 12g3-2(b)
from Evergreen Marine Corporation
(Taiwan) Ltd. (" the Company ")

SUPPL

Dear Sir / Madam,

Attached hereto is the English version that the Company had published, filed or distributed from July 1, 2008 to December 31, 2008 for your file.

If you have any question, please feel free to contact the undersigned.
(886-2-2500-2302 or gracehsieh@evergreen.com.tw)

Very truly yours,

Grace Shu-Hui Hsieh
Stock Department

JEW 1/27

EVERGREEN MARINE CORPORATION (TAIWAN) LTD.

List of Information Referred to in Paragraph (b)(1)(I) of Rule 12g3-2(b) under the United States Securities Exchange Act of 1934, Published, Filed or Distributed from July 1, 2008 to December 31, 2008

1. Press release or notices

A. Announcement of certain significant matters (summary English version as attachment 1-A)

2. Reports released publicly on the website: http://newmops.tse.com.tw

A. Monthly operation statements from July of 2008 to December of 2008 (brief English description as attachment 2-A)

Announcement of Certain Significant Matters of Evergreen Marine Corporation (Taiwan) Ltd. (Brief English Description)

1.Date: July 4, 2008

To announce for purchasing new-built containers in total amount of USD21,829,700.

2.Date: July 14, 2008

To announce the cash dividends are adjusted to be NTD1.699299787/per share because debtees for the 1st and 2nd Domestic Unsecured Convertible Bonds exercised their conversion rights, the Company's outstanding shares were changed.

3.Date: July 14, 2008

To announce adjustment of the conversion price for the 1st and 2nd Domestic Unsecured Convertible Bonds. From August 5, 2008, the conversion price of the 1st Domestic Unsecured Convertible Bond will be adjusted from NTD21.85 to NTD 21.65 and the 2nd Domestic Unsecured Convertible Bond will be adjusted from NTD18.27 to NTD 18.07.

4.Date: August 4, 2008

To announce no reset of the conversion price for the 1st Domestic Unsecured Convertible Bond according to Article 11 of its Issuance and Conversion Methods.

5.Date: October 13, 2008

To announce for purchasing new-built containers in total amount of USD45,390,800.

6.Date: October 27, 2008

To announce no reset of the conversion price for the 1st Domestic Unsecured Convertible Bond according to the resolution by the Meeting of the Board of Directors and Article 11 of its Issuance and Conversion Methods.

7.Date: December 1, 2008

To announce the 1st Domestic Unsecured Convertible Bond will be ceased to list on OTC on January 12, 2009.

Attachment 2-A

Monthly Operation Statements of Evergreen Marine Corporation (Taiwan) Ltd. (Brief English Description)

1.Statements of operation for July 2008 (publicly announced on the website: http://mops.tse.com.tw)

Date: August 8, 2008
Net operating revenue: NTD 1,813,512,000
Amount of Endorsements/Guarantees: NTD 43,663,032,000
Balance of Third-Party Loan: NTD 0

2.Statements of operation for August 2008 (publicly announced on the website: http://mops.tse.com.tw)

Date: September 10, 2008
Net operating revenue: NTD 1,839,914,000
Amount of Endorsements/Guarantees: NTD 44,833,478,000
Balance of Third-Party Loan: NTD 0

3.Statements of operation for September 2008 (publicly announced on the website: http://mops.tse.com.tw)

Date: October 9, 2008
Net operating revenue: NTD 1,974,530,000
Amount of Endorsements/Guarantees: NTD 44,665,606,000
Balance of Third-Party Loan: NTD 0

4.Statements of operation for October 2008 (publicly announced on the website: http://mops.tse.com.tw)

Date: November 10, 2008
Net operating revenue: NTD 1,710,057,000
Amount of Endorsements/Guarantees: NTD 45,159,627,000
Balance of Third-Party Loan: NTD 0

5.Statements of operation for November 2008 (publicly announced on the website: http://mops.tse.com.tw)

Date: December 10, 2008
Net operating revenue: NTD 1,828,343,000
Amount of Endorsements/Guarantees: NTD 45,509,636,000
Balance of Third-Party Loan: NTD 0

6.Statements of operation for December 2008 (publicly announced on the website: http://mops.tse.com.tw)

Date: January 9, 2009
Net operating revenue: NTD 1,467,222,000
Amount of Endorsements/Guarantees: NTD 44,884,362,000
Balance of Third-Party Loan: NTD 0

END